ARKEMA

August 9th, 2007

07026059

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 10 2007
WASH. D.C.
161

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

SUPPL

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : “ARKEMA : 2nd QUARTER 2007 RESULTS

ARKEMA

Press release

Communiqué de presse

Paris, August 9th 2007

ARKEMA: 2ND QUARTER 2007 RESULTS

EBITDA GROWTH EXCEEDING TARGETS AND RECURRING OPERATING INCOME SIGNIFICANTLY UP BY +43%

- **EBITDA up 23% at €150 million**
- **EBITDA margin at 10.1% of sales**
- **Recurring operating income up 43% at €97 million**
- **Adjusted net income up 74%**

(In millions of euros)	2nd Quarter 2006	2nd Quarter 2007	Variation
Sales	**1,467**	**1,489**	**+1.5%**
EBITDA	**122**	**150**	**+23%**
EBITDA margin	***8.3%***	***10.1%***	
Vinyl Products	*4.0%*	*8.8%*	
Industrial Chemicals	*12.3%*	*12.3%*	
Performance Products	*9.3%*	*11.0%*	
Recurring operating income	**68**	**97**	**+43%**
Non-recurring items	(18)	(53)	n/a
Net income – Group share	28	23	(18)%
Adjusted net income	***39***	***68***	***+74%***

The Board of Directors of Arkema met on August 8th 2007 to review Arkema's condensed consolidated financial accounts for the first half of 2007. Chairman and CEO Thierry Le Hénaff stated, commenting on the results:

"The second quarter of 2007 confirms the significant progress made by Arkema, with a 23% increase in EBITDA and an EBITDA margin above 10% of sales for the first time over a quarter. The adjusted net income is significantly up by +74%.
This very strong performance results mainly from cost reduction initiatives launched since the creation of Arkema and from a good organic growth.
Arkema is also actively pursuing its transformation and the implementation of its strategy. In this regard Arkema announced during the second quarter new projects to enhance its competitiveness, in particular in Fluorochemicals and in Performance Products, while also speeding up the evolution of its portfolio with the divestment of Riverview's amines, the project to divest of Leuna's Urea Formaldehyde Resins activity, and the proposed acquisition of Coatex presented early July. These various initiatives confirm our commitment and determination to continue implementing our industrial project."

SECOND QUARTER 2007 PERFORMANCE

Sales in the 2nd quarter 2007 rose 1.5% to € 1,489 million, against € 1,467 million in the 2nd quarter 2006. Excluding the impact of exchange rates (-2.2%) and variations in the scope of business (-0.8%), the growth in sales reached +4.5%, bolstered by an increase in average sales prices in all three business segments (+2.2%), as well as in volumes (+2.3%).

EBITDA was up 23% to €150 million against €122 million for the same period in 2006. This significant improvement results from an organic growth in volumes and a reduction in fixed costs under favorable market conditions overall despite ongoing low unit margins in Acrylics, Fluorochemicals for refrigeration, and tin-based Additives. **EBITDA** margin stood at 10.1% of sales in the quarter (against 8.3% in the second quarter 2006), reflecting the progress achieved.

Recurring operating income stood at €97 million, up 43% over the same period in 2006.

Non-recurring items stood at €(-53) million in the second quarter 2007 against €(-18) million in the second quarter 2006. This amount essentially consists of €(-56) million costs related to the restructuring plans announced in the second quarter for the Performance Products segment (Bonn site in Germany, Vlissingen site in the Netherlands, and Feuchy site in France)[1] and for Fluorochemicals (Pierre-Bénite site (France) where the information and consultation process with the works council was completed in June).
These items also include €16 million capital gain from the disposal of the Tacoma land (United States), and €(-13) million corresponding to the financial impact in the second quarter of the fire that broke out in the night of May 23rd in one of the three furnaces of the vinyl chloride (VCM) manufacturing plant at Lavéra (France) and resulting in the shutdown of the production units. The units were gradually brought back into service in July. The damaged furnace is scheduled to be restarted in late September. Based on our present estimates and on the deductibles under the terms of our insurance policies, the impact of this accident should represent beyond the second quarter an additional amount inferior to €(-10) million in operating income.

Adjusted net income rose by +74%, while **net income** (group share) stood at €23 million.

[1] These plans are subject to the legal information and consultation process with the works council.

SEGMENT PERFORMANCE

Vinyl Products sales reached €376 million. In a context of sustained demand in Europe, sales grew by 7.7%. EBITDA for this segment doubled at €33 million, i.e. 8.8% of sales. The improvement in the results reflects the increase in margins and the positive impact of the implementation of the Chlorochemicals consolidation plan initiated in 2005. The closure of the Lavéra production plant (France) deeply affected VCM manufacture, but actually had little impact on PVC sales. *Force majeure* was not declared.

Industrial Chemicals sales reached €658 million. Following adjustments for the negative exchange rate impact from the decline of the US dollar versus the euro, sales grew by 3.3%. EBITDA for the segment rose in the second quarter to €81 million. EBITDA margin amounted to 12.3%, reflecting better balanced results between the segment's business units. The improvement in the Thiochemicals and PMMA results indeed helped offset the more difficult market conditions in Fluorochemicals and in Acrylics. Our European sites steadily improved their competitiveness through restructuring plans in Acrylics, Thiochemicals and Fluorochemicals (Pierre-Bénite, France). The Industrial Chemicals segment also pursued its development with the decision to increase Hydrogen Peroxide production capacity by 10% at its Jarrie site (France). Finally, the Thiochemicals business unit sold its specialty amines business based at its Riverview site (United States), which accounted for sales of US$72 million in 2006. The sale has no impact on the group's financial statements.

Performance Products sales reached €453 million, up 1.2% given a constant exchange rate. This improvement is the result of sound demand overall and an increase in unit sales prices in every business unit, offsetting the impact of the closure of the Urea Formaldehyde Resins activity at Villers-Saint-Paul (France) in late June 2006. EBITDA stood at €50 million against €43 million in the second quarter 2006, while EBITDA margin reached 11.0% against 9.3% in the second quarter 2006. These sound results confirm the progress achieved thanks to the many development and competitiveness projects launched since 2006. They have helped compensate the impact on the Additives business of the slowdown in the US construction market and of the rise in raw materials, tin in particular. Competitiveness continued to improve with the launch of new restructuring plans in the segment's three business units. Finally, Arkema announced a plan to sell to Hexion Specialty Chemicals its Urea Formaldehyde Resins business from its Leuna site (Germany), which generated sales of €101 million in 2006. This sale should have a positive impact on the 2007 financial statements.

HALF-YEAR FINANCIAL INFORMATION

Main results of the first half of 2007

(In millions of euros)	1st half 2006	1st half 2007	Variation
Sales	**2,954**	**2,977**	**+0.8%**
EBITDA	**234**	**284**	**+21%**
EBITDA margin	***7.9%***	***9.5%***	
Recurring operating income	**124**	**177**	**+43%**
Non-recurring items	(40)	(79)	n/a
Net income – Group share	37	67	+81%
Adjusted net income	***67***	***119***	***+78%***

Balance Sheet and Cash Flow as at June 30 2007

Cash flow related to operations and investments in the first half of the year was positive at €+132 million against €(-149) million in the first half of 2006. It includes the proceeds from the disposals finalized in the first half of the year (€+137 million), as well as cash flow from non-recurring pre-spin off items[2] (€-36 million), including €14 million investments relating to the Chlorochemicals consolidation plan. Following adjustments for these items, cash flow for the first half of the year remained positive at €+31 million, despite an increase in working capital (€ -78 million) resulting from the seasonal increase in activity, with capital expenditures (excluding the Chlorochemicals consolidation plan) totalling €94 million.

Net debt at the end of June stood at €198 million, and the balance of non-recurring pre-spin off items[2] at €172 million. The ratio between the sum of both these items and the shareholders' equity stood at 19% at the end of June compared to 28% at the end of December 2006.

Half-year activity report

A half-year activity report and the report from the statutory auditors on half-year financial information are included in the half-year financial report available on the Company's website (www.finance.arkema.com).

POST BALANCE SHEET EVENTS

Arkema announced on July 3rd 2007 a plan to acquire the Coatex group currently owned by the Omya group. Coatex reported in 2006 sales of €150 million. This acquisition is fully in line with the strategy to refocus Arkema on its strongest product lines. It will reinforce the integration of the acrylics business, thereby helping Arkema to become more resilient to economic cycles. The legal information and consultation process involving the works councils of the three groups involved - Arkema, Coatex and Omya – has been completed, and the deal is now awaiting approval from the antitrust authorities.

OUTLOOK

The market conditions of the first half of 2007 should overall continue to prevail in the second half of the year with sustained demand in Europe and in Asia and good conditions in caustic soda and PVC. Margins should nevertheless remain low in Acrylics and in some Fluorochemicals, and US dollar should remain weak versus the euro. Arkema will remain attentive to the evolution of raw material costs and to the US economy. In this context, Arkema is confident of reaching, over 2007, the higher range of the EBITDA growth objective of 10 to 15% per year. This outlook takes into account the seasonal nature of Arkema's results, with the first six months of the year traditionally stronger than the last six months and the impact of the turnarounds scheduled for this period, primarily in Fos for Vinyl Products and in Lacq for Thiochemicals.

In 2007, capital expenditures should be around €350 million including those related to the Chlorochemicals restructuring plan.

2007 FINANCIAL CALENDAR

November 15th 2007	3rd quarter 2007 results

CONTACTS - INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACT - PRESS RELATIONS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

[2] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

P& L *(in millions of euros)*	**Q2'06**	**Q2'07**	**Variation**
Sales	**1,467**	**1,489**	**+1.5%**
Recurring EBITDA	**122**	**150**	**+23%**
Recurring EBITDA margin	**8.3%**	**10.1%**	**-**
Recurring operating income	**68**	**97**	**+43%**
Other income and expenses	**(18)**	**(53)**	**n/a**
Operating income	**50**	**44**	**(12)%**
Adjusted net result	**39**	**68**	**+74%**
Net result - Group share	**28**	**23**	**(18)%**
Capital expenditures	**80**	**61**	**-**
Working capital (vs. 12/31/06)	**1,166**	**1,237**	**+6%**
Net debt (vs. 12/31/06)	**324**	**198**	**(39)%**

Sales bridge +1.5% Price effect: + 2.2% Volume growth: +2.3% Conversion effect: (2.2)% Change of scope: (0.8)%

- EBITDA up 23% at €150 million and EBITDA margin of 10.1%
  <u>Positive effects:</u>
  - Overall good market conditions
  - Strong market conditions in Vinyl Products in Europe
  - Volume increase
  - Reduction of fixed costs:
    - Impact of restructuring initiatives
    - Strict control of fixed costs

  <u>Negative effects:</u>
  - Tougher competitive environment in Fluorochemicals (Forane® 134a and blends)
  - Low acrylics unit margins
  - Higher costs of certain raw materials (Tin in particular)
  - Unfavorable euro/US dollar exchange rate
- Non-recurring expenses of €53 million mainly correspond to €56 million non-recurring expenses related to restructuring plans announced in Q2'07 in Performance Products (at Bonn in Germany, Vlissingen in Netherlands and Feuchy in France) and Industrial Chemicals (Pierre-Bénite, France) segments. Besides, in Vinyl Products, €16 million capital gain related to the disposal of a land in Tacoma (US) and €(-13) million related to the accident at Lavéra plant (France). A fire damaged one of the three furnaces of the VCM production unit, in the night of the 23rd to the 24th of May. Taking into account our last estimates and the deductibles of our insurance policies, this accident should have, beyond the second quarter, an additional amount inferior to €(-10) million in operating income.
- €61 million capex out of which €9 million relate to the Chlorochemicals restructuring plan.
- Positive cash flow on the first half of the year at €132 million including:
  - €137 million proceeds from the disposals finalized in the 1st half of the year
  - €36 million cash expenses related to non-recurring pre-spin off items
  - €78 million increase in working capital (seasonality)

  Excluding proceeds from disposals and non-recurring pre-spin off items, cash flow is positive at €31 million

- Net debt totalled €198 million at end of June 2007 (€324 million end of December 2006).
- Non-recurring pre spin-off items at €172 million end of June 2007.
- Net debt and non-recurring pre spin-off items to equity ratio amounts to 19% end of June 2007 (compared to 28% end of December 2006).

SEGMENT REVIEW

Vinyl Products in €m	Q2'06	Q2'07	*Variation*
Sales	349	376	*+7.7%*
Rec. EBITDA	14	33	*x2.4*
Rec. EBITDA margin	**4.0%**	**8.8%**	*N/A*
Rec. Operating income	10	27	*x2.7*
Other income and expenses	(5)	6	*N/A*
Operating income	5	33	*x6.6*
Capital expenditures	26	19	*N/A*

- Good market conditions for Chlorine/Caustic soda and PVC in Europe with increasing prices and margins
- Positive impact of the chlorochemicals consolidation plan.
- Impact of the fire that damaged one of the three furnaces of the VCM production unit at Lavéra (France), in the night of the 23rd to the 24th of May.
  - No declaration of force majeure and little impact of the incident on PVC sales
  - Two furnaces were restarted mid-July and the damaged one will be restarted end of Q3.
  - €13 million expense on Q2'07 compensated by the €16 million capital gain generated by the disposal of a land in the United-States.

Industrial Chemicals in €m	Q2'06	Q2'07	*Variation*
Sales	657	658	*+0.2%*
Rec. EBITDA	81	81	-
Rec. EBITDA margin	**12.3%**	**12.3%**	*N/A*
Rec. Operating income	53	56	*+5.7%*
Other income and expenses	-	(35)	*N/A*
Operating income	53	21	*(60.4)%*
Capital expenditures	33	17	*N/A*

- Negative conversion effect on sales: -3.0%
- EBITDA margin at 12.3% same as in 2Q'06 and higher than 1Q'06 (10.2%)
- Low acrylic unit margins
- Tougher market conditions in Fluorochemicals, on Forane® 134a and blends
- Confirmation of recovery in PMMA resulting from good market conditions on MMA and benefits of restructuring plans of the European sheet business.
- In Thiochemicals, reduction of fixed costs from restructuring plans in France and the United States
- Satisfactory market conditions in Hydrogen Peroxide
- Improving balance of results within the segment's business units
- Non-recurring expenses related to restructuring in Fluorochemicals of Pierre-Bénite (France). The legal information and consultation process with the works council ended in June.
- Disposal of specialty amines business in Riverview (United States), which posted US$72 million sales in 2006.

Performance Products in €m	Q2'06	Q2'07	*Variation*
Sales	460	453	*(1.5)%*
Rec. EBITDA	43	50	*+16.3%*
Rec. EBITDA margin	**9.3%**	**11.0%**	-
Rec. Operating income	21	28	*+33.3%*
Other income and expenses	-	(22)	*N/A*
Operating income	21	6	*(71.4)%*
Capital expenditures	20	23	*N/A*

- Negative conversion effect on sales: -2.7%
- Closure of the urea formaldehyde resins plant at Villers-Saint-Paul (France) end of June 2006 which resulted in:
  - a decrease in volumes
  - fixed cost savings
- EBITDA margin of 11.0% compared to 9.3% in 2Q'06 and 7.3% in 2Q'05
- Good activity in Specialty Chemicals particularly in oil and gas related markets
- Development of new applications in Technical Polymers and strict control of fixed costs.
- Functional Additives results still affected by the US construction market slowdown and increase of tin prices (+60% since last year).
- €22 million non-recurring expenses related to additional restructuring plans announced:
  - Technical polymers in Bonn (Germany): shutdown by end 2007 of co-polyamides powders activity followed by the closure of the entire site in 2009: 83 positions
  - Functional Additives: restructuring of Vlissingen (Netherlands): 57 positions
  - Specialty Chemicals:
    - Asset swap with Akzo Nobel (anticaking additives vs. commodity primary amine)
    - Reorganization of Feuchy site (France): 22 positions
- Announcement of the disposal of the Urea Formaldehyde Resins business to Hexion in Leuna (Germany). This activity generates sales of €101 million in 2006. This disposal should have a positive effect on the net result.

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw material prices, currency fluctuations, implementation pace of cost-reduction projects, and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.

Quarterly financial information is not audited.

The business segment information is presented in accordance with Arkema's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income****: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses (non-recurring items)****: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operating performance. These items of income and expenses are:*
- *Impairment losses in respect of property, plant and equipment and intangible assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of the recurring operating income,*
- *Certain expenses related to litigation and claims or major damages, whose nature is not directly related to ordinary operations,*
- *Costs related to the spin-off of Arkema's businesses.*

• ***Recurring operating income****: this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***EBITDA****: this corresponds to recurring operating income increased by depreciation and amortization (previously referred to as recurring EBITDA).*

• ***Adjusted net income****: this corresponds to the Group share net income adjusted for non-recurring items after taking account of the estimated tax impact of these items and the net income from discontinued activities.*

• ***Working capital****: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand, and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other.*

• ***Capital employed****: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments and loans, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt****: this is the difference between current and non-current debt, and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros in 2006. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

ARKEMA Financial Statements

Consolidated financial statements - 1st semester 2007

INCOME STATEMENT

(In millions of euros)	2nd Quarter 2006 Consolidated	1st Semester 2006 Consolidated (audited)	2nd Quarter 2007 Consolidated	1st Semester 2007 Consolidated (audited)
Sales	1 467	2 954	1 489	2 977
Operating expenses	(1 242)	(2 531)	(1 250)	(2 520)
Research and development expenses	(41)	(83)	(38)	(76)
Selling and administrative expenses	(116)	(216)	(104)	(204)
Recurring operating income	**68**	**124**	**97**	**177**
Other income and expenses	(18)	(40)	(53)	(79)
Operating income	**50**	**84**	**44**	**98**
Equity in income of affiliates	-	-	2	1
Cost of debt	(2)	(5)	(5)	(9)
Income taxes	(24)	(49)	(18)	(40)
Net income of continuing operations	**24**	**30**	**23**	**50**
Net income of discontinued operations	**5**	**8**	**0**	**18**
Net income	**29**	**38**	**23**	**68**
Of which minority interests	1	1	0	1
Net income - Group share	**28**	**37**	**23**	**67**
Earnings per share (amount in euros)	*0,46*	*0,61*	*0,38*	*1,11*
Diluted earnings per share (amount in euros)	*0,46*	*0,61*	*0,38*	*1,10*
Depreciation and amortization	(54)	(110)	(53)	(107)
Recurring EBITDA	122	234	150	284

BALANCE SHEET

(In millions of euros)	31.12.2006 Consolidated (audited)	30.06.2007 Consolidated (audited)
ASSETS		
Intangible assets, net	236	228
Property, plant and equipment, net	1 376	1 353
Equity affiliates: investments and loans	104	102
Other investments	21	21
Deferred income tax assets	36	34
Other non-current assets	121	111
TOTAL NON-CURRENT ASSETS	**1 894**	**1 849**
Inventories	1 036	962
Accounts receivable	1 011	1 179
Prepaid expenses and other current assets	202	205
Income taxes recoverable	36	35
Cash and cash equivalents	171	68
Total assets of discontinued operations	144	-
TOTAL CURRENT ASSETS	**2 600**	**2 449**
TOTAL ASSETS	**4 494**	**4 298**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	605	605
Paid-in surplus and retained earnings	1 313	1 389
Cumulative translation adjustment	(27)	(48)
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 891**	**1 946**
Minority interests	**15**	**20**
TOTAL SHAREHOLDERS' EQUITY	**1 906**	**1 966**
Deferred income tax liabilities	14	14
Provisions	891	908
Non-current debt	52	48
TOTAL NON-CURRENT LIABILITIES	**957**	**970**
Accounts payable	791	743
Other creditors and accrued liabilities	314	371
Income taxes payable	14	30
Current debt	443	218
Total liabilities of discountinued operations	69	-
TOTAL CURRENT LIABILITIES	**1 631**	**1 362**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 494**	**4 298**

CASH FLOW STATEMENT

(In millions of euros)	End of June 2006 Consolidated (audited) Including Cerexagri	End of June 2007 Consolidated (audited) Without Cerexagri
Cash flow - operating activities		
Net income	38	68
Depreciation, amortization and impairment of assets	111	127
Provisions, valuation allowances and deferred taxes	(33)	29
(Gains)/losses on sales of assets	(3)	(56)
Undistributed affiliate equity earnings	-	(1)
Change in working capital	(128)	(78)
Other changes		4
Cash flow from operating activities	**(15)**	**93**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	(134)	(108)
Acquisitions of consolidated subsidiaries, net of cash acquired	-	-
Acquisitions of non-consolidated subsidiaries	-	(5)
Increase in long-term loans	(30)	(4)
Total expenditures	**(164)**	**(117)**
Proceeds from sale of intangible assets and property, plant and equipment	1	35
Proceeds from sale of subsidiaries, net of cash sold	-	106
Proceeds from sale of other investments	9	
Repayment of long-term loans	20	15
Total divestitures	**30**	**156**
Cash flow from investing activities	**(134)**	**39**
Cash flow - financing activities		
Parent company shareholders	-	-
Issuance (repayment) of shares	532	5
Dividends paid to Parent company shareholders	-	-
Dividends paid to Minority shareholders	(1)	
Increase/ Decrease in long-term debt	(2)	(4)
Increase/ Decrease in short-term borrowings and bank overdrafts	(371)	(225)
Cash flow from financing activities	**158**	**(224)**
Net increase/(decrease) in cash and cash equivalents	9	(92)
Effect of exchange rates and changes in scope	(10)	(11)
Cash and cash equivalents at beginning of period	67	171
Cash and cash equivalents at end of period	**66**	**68**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(audited)

(In millions of euros)	Shares issued		Paid-in surplus	Retained earnings	Cumulative translation adjustment	Treasury shares		Shareholders' equity - Group share	Minority interests	Total shareholders' equity
	Number	Amount				Number	Amount			
As of January 1, 2007	60 453 823	605	1 006	307	(27)			1 891	15	1 906
Cash dividend										
Net income				67				67	1	68
Issuance of share capital									5	5
Purchase of treasury shares										
Cancellation of purchased treasury shares										
Sale of treasury shares										
Other										
Transactions with shareholders				67				67	6	73
Changes in items recognized directly through equity				3				3		3
Statement of recognized income and expenses				4				4		4
Change in translation adjustments					(21)			(21)	(1)	(22)
Other				2				2		2
Items other than transactions with shareholders				9	(21)			(12)	(1)	(13)
As of June 30, 2007	60 453 823	605	1 006	383	(48)			1 946	20	1 966

INFORMATION BY BUSINESS SEGMENT

(In millions of euros)	2nd Quarter 2006				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	349	657	460	1	1 467
Inter-segment sales	19	45	4	-	
Total sales	**368**	**701**	**464**	**1**	
Recurring operating income	**10**	**53**	**21**	**(16)**	**68**
Other income and expenses	**(5)**	**-**	**-**	**(13)**	**(18)**
Operating income	**5**	**53**	**21**	**(29)**	**50**
Equity in income of affiliates	(0)	0	0	-	0
Depreciation and amortization	(4)	(28)	(22)	-	(54)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	13	1	(3)	11	22
Recurring EBITDA	**14**	**81**	**43**	**(16)**	**122**
Intangible assets and property, plant and equipment, additions	**26**	**33**	**20**	**1**	**80**

(In millions of euros)	2nd Quarter 2007				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	376	658	453	2	1 489
Inter-segment sales	12	40	5	-	
Total sales	**388**	**698**	**458**	**2**	
Recurring operating income	**27**	**56**	**28**	**(14)**	**97**
Other income and expenses	**6**	**(35)**	**(22)**	**(1)**	**(52)**
Operating income	**33**	**21**	**6**	**(15)**	**45**
Equity in income of affiliates	2	(0)	0	-	2
Depreciation and amortization	(6)	(25)	(22)	-	(53)
Asset impairment	-	-	-	-	
Changes in non-current provisions recognized through income	4	(20)	(5)	17	(4)
Recurring EBITDA	**33**	**81**	**50**	**(14)**	**150**
Intangible assets and property, plant and equipment, additions	**19**	**17**	**23**	**2**	**61**

INFORMATION BY BUSINESS SEGMENT

(In millions of euros)	1st Semester 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	710	1 318	923	3	2 954
Inter-segment sales	40	92	8	-	
Total sales	**750**	**1 410**	**931**	**3**	
Recurring operating income	**17**	**104**	**39**	**(36)**	**124**
Other income and expenses	**(5)**	**-**	**(23)**	**(12)**	**(40)**
Operating income	**12**	**104**	**16**	**(48)**	**84**
Equity in income of affiliates	(0)	0	0	-	(0)
Depreciation and amortization	(8)	(57)	(44)	(1)	(110)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	14	(3)	(32)	36	15
Recurring EBITDA	**25**	**161**	**83**	**(35)**	**234**
Intangible assets and property, plant and equipment, additions	**37**	**57**	**38**	**2**	**134**

(In millions of euros)	1st Semester 2007				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	750	1 308	916	3	2 977
Inter-segment sales	31	80	10	-	
Total sales	**781**	**1 388**	**926**	**3**	
Recurring operating income	**49**	**96**	**61**	**(29)**	**177**
Other income and expenses	**(4)**	**(51)**	**(22)**	**(2)**	**(79)**
Operating income	**45**	**45**	**39**	**(31)**	**98**
Equity in income of affiliates	1	(0)	0	-	1
Depreciation and amortization	(12)	(51)	(43)	(1)	(107)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(3)	(38)	(12)	24	(29)
Recurring EBITDA	**61**	**147**	**104**	**(28)**	**284**
Intangible assets and property, plant and equipment, additions	**32**	**36**	**38**	**2**	**108**

Press release

Communiqué de presse

Paris, le 09 août 2007

ARKEMA : RESULTATS 2EME TRIMESTRE 2007

PROGRESSION DE L'EBITDA SUPERIEURE AUX OBJECTIFS ET FORTE HAUSSE DU RESULTAT D'EXPLOITATION COURANT DE +43%

- **EBITDA de 150 M€ en hausse de 23%**
- **Marge d'EBITDA sur chiffre d'affaires de 10,1%**
- **Résultat d'exploitation courant de 97 M€ en hausse de 43%**
- **Résultat net courant en hausse de 74%**

(En millions d'euros)	2eme Trim. 2006	2eme Trim. 2007	Variation
Chiffre d'affaires	**1 467**	**1 489**	**+1,5%**
EBITDA	**122**	**150**	**+23%**
Marge d'EBITDA	***8,3%***	***10,1%***	
Produits Vinyliques	*4,0%*	*8,8%*	
Chimie Industrielle	*12,3%*	*12,3%*	
Produits de Performance	*9,3%*	*11,0%*	
Résultat d'exploitation courant	**68**	**97**	**+43%**
Eléments non-récurrents	(18)	(53)	n/a
Résultat net – part du groupe	28	23	(18)%
Résultat net courant	***39***	***68***	***+74%***

ARKEMA
420 rue d'Estienne d'Orves
F-92705 Colombes Cedex

Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

www.arkema.com

A l'issue de la réunion du Conseil d'Administration du 8 août 2007 qui a arrêté les comptes consolidés résumés du premier semestre 2007, Thierry Le Hénaff, Président directeur général d'Arkema, a déclaré :

"Le second trimestre 2007 confirme les très nets progrès d'Arkema avec une amélioration de 23% de l'EBITDA et une marge d'EBITDA sur chiffre d'affaires qui dépasse 10% pour la première fois sur un trimestre. Le résultat net courant est en forte hausse à +74%.
Cette très belle performance résulte principalement des actions de réduction des coûts lancées depuis la création d'Arkema et d'une bonne croissance organique.
Arkema poursuit par ailleurs activement sa transformation et la mise en place de sa stratégie. Dans ce cadre, Arkema a annoncé au deuxième trimestre de nouveaux plans d'amélioration de la compétitivité notamment dans les Fluorés et les Produits de Performance et a accéléré l'évolution de son portefeuille avec la cession des amines de Riverview, le projet de cession de l'activité Résines Urée Formol de Leuna et le projet d'acquisition de Coatex présenté début juillet. Ces actions confirment notre volonté de poursuivre avec détermination la mise en œuvre de notre projet industriel."

ACTIVITE SUR LE DEUXIEME TRIMESTRE 2007

Le **chiffre d'affaires** progresse de 1,5% à 1 489 M€ au 2ème trimestre 2007 contre 1 467 M€ au 2ème trimestre 2006. Hors effet de change (-2,2%) et variations de périmètre (-0,8%), la croissance du chiffre d'affaires s'établit à +4,5% soutenue par la hausse des prix moyens de vente dans les trois pôles d'activité (+2,2%) et l'augmentation des volumes (+2,3%).

L'**EBITDA** augmente de 23% à 150 M€ contre 122 M€ pour la même période de 2006. Cette forte hausse résulte de la croissance organique des volumes et de la réduction des frais fixes dans un contexte de marché globalement favorable malgré des marges unitaires restant faibles dans les Acryliques, les Fluorés dans le secteur de la réfrigération et les Additifs base étain. La **marge d'EBITDA** s'élève à 10,1% du chiffre d'affaires pour le trimestre (8,3% au deuxième trimestre 2006) reflétant les progrès accomplis.

Le **résultat d'exploitation courant** s'établit à 97 M€ en hausse de 43% par rapport à la même période de 2006.

Les **éléments non-récurrents** s'élèvent à (-53) M€ au deuxième trimestre 2007 contre (-18) M€ au deuxième trimestre 2006. Ce montant intègre essentiellement pour (-56) M€ les coûts liés aux projets de restructuration annoncés dans le courant du deuxième trimestre dans le pôle Produits de Performance (sites de Bonn en Allemagne, Vlissingen aux Pays-Bas et Feuchy en France)[1] et dans les Fluorés (sur l'usine de Pierre-Bénite (France) dont la procédure d'information consultation des instances représentatives du personnel s'est achevée en juin).
Ces éléments incluent également une plus-value de 16 M€ dégagée lors de la cession du terrain de Tacoma (Etats-Unis) et un montant de (-13) M€ correspondant aux conséquences financières sur le deuxième trimestre de l'incendie qui s'est déclaré, dans la nuit du 23 au 24 mai, sur l'un des trois fours de l'unité de fabrication de chlorure de vinyle (CVM) de Lavéra (France) entraînant l'arrêt des unités de production. Les unités ont redémarré progressivement dans le courant du mois de juillet. Le démarrage du four endommagé est prévu pour la fin du mois de septembre. En l'état actuel de nos estimations et compte tenu des franchises prévues par nos polices d'assurances, les conséquences de cet accident devraient représenter au-delà du 2ème trimestre, un montant complémentaire inférieur à (-10) M€ sur le résultat d'exploitation.

Le **résultat net courant** progresse de +74% tandis que le **résultat net** (part du groupe) s'établit à 23 M€.

[1] La mise en œuvre de ces plans est subordonnée au processus légal d'information et de consultation préalable des partenaires sociaux.

ACTIVITE DES POLES

Le chiffre d'affaires des **Produits Vinyliques** s'établit à 376 M€. Dans un contexte de demande soutenue en Europe, les ventes de progressent de 7,7%. L'EBITDA de ce pôle double, s'établissant à 33 M€ soit 8,8% du chiffre d'affaires. L'augmentation des résultats traduit la hausse des marges et les effets positifs liés à la mise en œuvre du plan de consolidation de la chlorochimie lancé en 2005. L'arrêt des unités de production sur le site de Lavéra (France) a fortement impacté la fabrication de CVM mais a eu finalement peu d'incidence sur les ventes de PVC. La force majeure n'a pas été déclarée.

Le chiffre d'affaires de la **Chimie Industrielle** s'établit à 658 M€. Corrigé de l'effet de change négatif lié à la baisse du dollar US par rapport à l'euro, le chiffre d'affaires augmente de 3,3%. L'EBITDA du pôle s'élève, au deuxième trimestre, à 81 M€. La marge d'EBITDA s'élève à 12,3% et traduit un meilleur équilibre des résultats entre les business units composant le pôle. Ainsi, la progression des résultats dans la Thiochimie et le PMMA permet de compenser les conditions de marché plus difficiles dans les Fluorés et les Acryliques. L'amélioration permanente de la compétitivité de nos sites européens s'est concrétisée avec des plans de restructurations dans les Acryliques, la Thiochimie et les Fluorés (Pierre-Bénite, France). Le pôle Chimie Industrielle poursuit également son développement avec la décision d'accroître de 10% la capacité de production d'eau oxygénée sur son site français de Jarrie. Enfin, la business unit Thiochimie a cédé son activité amines de spécialités installée sur son site de Riverview (Etats-Unis) qui représentait en 2006 un chiffre d'affaires de 72 millions de dollars US. La cession a un impact neutre dans les comptes du groupe.

Le chiffre d'affaires des **Produits de Performance** s'établit à 453 M€, en augmentation de 1,2% à taux de change constant. Cette progression résulte d'une bonne demande générale et de l'augmentation des prix de ventes unitaires dans l'ensemble des business units qui vient compenser l'impact de l'arrêt de l'activité résines urée formol de Villers-Saint-Paul (France) fin juin 2006. L'EBITDA s'élève à 50 M€ contre 43 M€ au deuxième trimestre 2006 et la marge d'EBITDA s'établit à 11,0% contre 9,3% au 2ème trimestre 2006. Ces bons résultats confirment les progrès réalisés grâce aux nombreux projets de développement et de compétitivité engagés depuis 2006. Ils ont permis de compenser l'impact sur l'activité Additifs du ralentissement du marché de la construction américaine et de la hausse des matières premières notamment l'étain. L'amélioration de la compétitivité s'est poursuivie avec le lancement de nouveaux plans de restructurations dans les trois business units composant le pôle. Enfin, Arkema a annoncé un projet de cession à Hexion Specialty Chemicals de son activité de résines urée formol installée sur son site allemand de Leuna qui a dégagé en 2006 un chiffre d'affaires de 101 millions d'euros. Cette cession devrait dégager un impact positif dans les comptes 2007.

INFORMATIONS SEMESTRIELLES

Principaux résultats du 1er semestre 2007

(En millions d'euros)	1er Sem. 2006	1er Sem. 2007	Variation
Chiffre d'affaires	**2 954**	**2 977**	**+0,8%**
EBITDA	**234**	**284**	**+21%**
Marge d'EBITDA	***7,9%***	***9,5%***	
Résultat d'exploitation courant	**124**	**177**	**+43%**
Eléments non-récurrents	(40)	(79)	n/a
Résultat net – part du groupe	37	67	+81%
Résultat net courant	***67***	***119***	***+78%***

Bilan et flux de trésorerie au 30 juin 2007

Le **flux de trésorerie** lié à l'exploitation et aux investissements du semestre est positif à +132 M€ contre (-149) M€ au premier semestre 2006. Il intègre le produit des opérations de cessions finalisées au cours du premier semestre (+137 M€) et les flux liés aux éléments non-récurrents pré spin-off[2] (-36 M€), dont 14 M€ d'investissements relatifs au plan de consolidation de la chlorochimie. Corrigé de ces éléments, le flux de trésorerie du semestre reste positif à +31 M€, malgré la hausse du BFR depuis le 31 décembre 2006 (-78 M€) résultant de la hausse saisonnière de l'activité, le montant des investissements incorporels et corporels (hors plan de consolidation de la chlorochimie) s'élevant à 94 M€.

L'**endettement net** s'élève fin juin à 198 M€ et le solde des éléments non-récurrents pré spin-off[2] à 172 M€. Le ratio entre la somme de ces deux éléments et les capitaux propres est de 19% à fin juin contre 28% à fin décembre 2006.

Rapport semestriel d'activité

Le rapport semestriel d'activité et le rapport des commissaires aux comptes sur l'information financière semestrielle sont inclus dans le rapport financier semestriel disponible sur le site internet de la société (www.finance.arkema.com).

EVENEMENTS POSTERIEURS A LA CLOTURE

Arkema a annoncé le 3 juillet 2007 le projet d'acquisition du groupe Coatex actuellement détenu par le groupe Omya. Coatex a réalisé en 2006 un chiffre d'affaires de 150 M€. Cette acquisition s'inscrit pleinement dans la stratégie de recentrage du portefeuille d'activités d'Arkema sur ses lignes de produits les plus fortes. Elle viendra renforcer l'intégration de la filière acrylique, contribuant ainsi à une meilleure résistance d'Arkema aux cycles économiques. Le processus légal d'information consultation des instances représentatives du personnel des trois groupes concernés, Arkema, Coatex et Omya est achevé mais l'opération reste soumise à l'approbation des autorités de la concurrence.

PERSPECTIVES

Les conditions de marché du premier semestre 2007 devraient globalement se maintenir au deuxième semestre avec une demande bien orientée en Europe et en Asie et de bonnes conditions sur la soude et le PVC. Les marges devraient néanmoins rester peu élevées dans les acryliques et sur une partie des fluorés et le dollar US faible par rapport à l'euro. Arkema restera également attentif à l'évolution des prix des matières premières et de l'économie américaine. Dans ce contexte, Arkema est confiant pour atteindre, sur l'année 2007, le haut de la fourchette de son objectif de croissance de l'EBITDA de 10 à 15% par an. Cette perspective prend en compte la saisonnalité des résultats d'Arkema, avec un premier semestre traditionnellement plus fort que le second semestre et l'impact des grands arrêts qui seront réalisés au deuxième semestre, principalement Fos en Produits Vinyliques et Lacq en Thiochimie.

En 2007, le niveau des investissements devrait être de l'ordre de 350 M€ en incluant ceux liés au plan de consolidation de la Chlorochimie.

CALENDRIER FINANCIER 2007

15 novembre 2007	Résultats du 3ème trimestre 2007

CONTACTS INVESTISSEURS :

Frédéric Gauvard Tel. : +33 1 49 00 82 53 E-mail : frederic.gauvard@arkema.com

Sophie Fouillat Tel. : +33 1 49 00 86 37 E-mail : sophie.fouillat@arkema.com

CONTACT PRESSE :

Jacques Badaroux Tel. : +33 1 49 00 71 34 E-mail : jacques.badaroux@arkema.com

[2] Les éléments non-récurrents pré spin-off correspondent aux éléments pris en compte dans le calcul de la dette financière théorique au moment du spin-off.

INVESTOR & ANALYST FACTSHEET

P& L *(in millions of euros)*	Q2'06	Q2'07	Variation
Sales	1,467	1,489	+1.5%
Recurring EBITDA	122	150	+23%
Recurring EBITDA margin	8.3%	10.1%	-
Recurring operating income	68	97	+43%
Other income and expenses	(18)	(53)	n/a
Operating income	50	44	(12)%
Adjusted net result	39	68	+74%
Net result - Group share	28	23	(18)%
Capital expenditures	80	61	-
Working capital (vs. 12/31/06)	1,166	1,237	+6%
Net debt (vs. 12/31/06)	324	198	(39)%

Sales bridge +1.5% Price effect: + 2.2% Conversion effect: (2.2)%
Volume growth: +2.3% Change of scope: (0.8)%

- EBITDA up 23% at €150 million and EBITDA margin of 10.1%
  Positive effects:
  - Overall good market conditions
  - Strong market conditions in Vinyl Products in Europe
  - Volume increase
  - Reduction of fixed costs:
    - Impact of restructuring initiatives
    - Strict control of fixed costs

  Negative effects:
  - Tougher competitive environment in Fluorochemicals (Forane® 134a and blends)
  - Low acrylics unit margins
  - Higher costs of certain raw materials (Tin in particular)
  - Unfavorable euro/US dollar exchange rate

- Non-recurring expenses of €53 million mainly correspond to €56 million non-recurring expenses related to restructuring plans announced in Q2'07 in Performance Products (at Bonn in Germany, Vlissingen in Netherlands and Feuchy in France) and Industrial Chemicals (Pierre-Bénite, France) segments. Besides, in Vinyl Products, €16 million capital gain related to the disposal of a land in Tacoma (US) and €(-13) million related to the accident at Lavéra plant (France). A fire damaged one of the three furnaces of the VCM production unit, in the night of the 23rd to the 24th of May. Taking into account our last estimates and the deductibles of our insurance policies, this accident should have, beyond the second quarter, an additional amount inferior to €(-10) million in operating income.

- €61 million capex out of which €9 million relate to the Chlorochemicals restructuring plan.

- Positive cash flow on the first half of the year at €132 million including:
  - €137 million proceeds from the disposals finalized in the 1st half of the year
  - €36 million cash expenses related to non-recurring pre-spin off items
  - €78 million increase in working capital (seasonality)

  Excluding proceeds from disposals and non-recurring pre-spin off items, cash flow is positive at €31 million

- Net debt totalled €198 million at end of June 2007 (€324 million end of December 2006).
- Non-recurring pre spin-off items at €172 million end of June 2007.
- Net debt and non-recurring pre spin-off items to equity ratio amounts to 19% end of June 2007 (compared to 28% end of December 2006).

SEGMENT REVIEW

Vinyl Products in €m	Q2'06	Q2'07	*Variation*
Sales	349	376	*+7.7%*
Rec. EBITDA	14	33	*x2.4*
Rec. EBITDA margin	**4.0%**	**8.8%**	*N/A*
Rec. Operating income	10	27	*x2.7*
Other income and expenses	(5)	6	*N/A*
Operating income	5	33	*x6.6*
Capital expenditures	26	19	*N/A*

- Good market conditions for Chlorine/Caustic soda and PVC in Europe with increasing prices and margins
- Positive impact of the chlorochemicals consolidation plan.
- Impact of the fire that damaged one of the three furnaces of the VCM production unit at Lavéra (France), in the night of the 23rd to the 24th of May.
    - No declaration of force majeure and little impact of the incident on PVC sales
    - Two furnaces were restarted mid-July and the damaged one will be restarted end of Q3.
    - €13 million expense on Q2'07 compensated by the €16 million capital gain generated by the disposal of a land in the United-States.

Industrial Chemicals in €m	Q2'06	Q2'07	*Variation*
Sales	657	658	*+0.2%*
Rec. EBITDA	81	81	-
Rec. EBITDA margin	**12.3%**	**12.3%**	*N/A*
Rec. Operating income	53	56	*+5.7%*
Other income and expenses	-	(35)	*N/A*
Operating income	53	21	*(60.4)%*
Capital expenditures	33	17	*N/A*

- Negative conversion effect on sales: -3.0%
- EBITDA margin at 12.3% same as in 2Q'06 and higher than 1Q'06 (10.2%)
- Low acrylic unit margins
- Tougher market conditions in Fluorochemicals, on Forane® 134a and blends
- Confirmation of recovery in PMMA resulting from good market conditions on MMA and benefits of restructuring plans of the European sheet business.
- In Thiochemicals, reduction of fixed costs from restructuring plans in France and the United States
- Satisfactory market conditions in Hydrogen Peroxide
- Improving balance of results within the segment's business units
- Non-recurring expenses related to restructuring in Fluorochemicals of Pierre-Bénite (France). The legal information and consultation process with the works council ended in June.
- Disposal of specialty amines business in Riverview (United States), which posted US$72 million sales in 2006.

Performance Products in €m	Q2'06	Q2'07	*Variation*
Sales	460	453	*(1.5)%*
Rec. EBITDA	43	50	*+16.3%*
Rec. EBITDA margin	**9.3%**	**11.0%**	-
Rec. Operating income	21	28	*+33.3%*
Other income and expenses	-	(22)	*N/A*
Operating income	21	6	*(71.4)%*
Capital expenditures	20	23	*N/A*

- Negative conversion effect on sales: -2.7%
- Closure of the urea formaldehyde resins plant at Villers-Saint-Paul (France) end of June 2006 which resulted in:
  - a decrease in volumes
  - fixed cost savings
- EBITDA margin of 11.0% compared to 9.3% in 2Q'06 and 7.3% in 2Q'05
- Good activity in Specialty Chemicals particularly in oil and gas related markets
- Development of new applications in Technical Polymers and strict control of fixed costs.
- Functional Additives results still affected by the US construction market slowdown and increase of tin prices (+60% since last year).
- €22 million non-recurring expenses related to additional restructuring plans announced:
  - Technical polymers in Bonn (Germany): shutdown by end 2007 of co-polyamides powders activity followed by the closure of the entire site in 2009: 83 positions
  - Functional Additives: restructuring of Vlissingen (Netherlands): 57 positions
  - Specialty Chemicals:
    - Asset swap with Akzo Nobel (anticaking additives vs. commodity primary amine)
    - Reorganization of Feuchy site (France): 22 positions
- Announcement of the disposal of the Urea Formaldehyde Resins business to Hexion in Leuna (Germany). This activity generates sales of €101 million in 2006. This disposal should have a positive effect on the net result.

Avertissement

Les informations publiées dans ce communiqué peuvent comporter des éléments prévisionnels concernant la situation financière, les résultats d'opérations, les activités et la stratégie d'Arkema. Ces prévisions sont fondées sur la vision actuelle et sur des hypothèses de la direction d'Arkema qui peuvent s'avérer inexactes et sont dépendantes de facteurs de risques tels que l'évolution du coût des matières premières, la variation des taux de change, le rythme de réalisation des programmes de réduction de coûts ou l'évolution des conditions économiques et financières générales. Arkema n'assume aucune responsabilité quant à la mise à jour des prévisions qui serait due à la découverte d'informations nouvelles ou à la survenance d'événements nouveaux ou autres. Des informations supplémentaires relatives aux facteurs pouvant avoir une influence significative sur les résultats financiers d'Arkema sont disponibles dans les documents déposés par Arkema auprès de l'Autorité des Marchés Financiers.

Les données trimestrielles ne sont pas auditées.

L'information par segment ou pôle d'activité est présentée en conformité avec le système de reporting interne d'Arkema utilisé par la direction.

Les principaux indicateurs de performance sont les suivants :

• ***Résultat d'exploitation** : il est constitué de l'ensemble des charges et produits ne résultant pas du coût de la dette, des sociétés mises en équivalence et de l'impôt.*

• ***Autres charges et produits (éléments non-récurrents)** : il s'agit de charges et produits en nombre limité, bien identifiés, non récurrents et d'un montant particulièrement significatif que le Groupe présente de manière distincte dans son compte de résultat afin de faciliter la compréhension de la performance opérationnelle courante. Ces charges et produits concernent notamment :*

- *les dépréciations pour perte de valeur des actifs incorporels et corporels,*
- *les plus ou moins-values de cession,*
- *certaines charges importantes de restructuration et d'environnement qui seraient de nature à perturber la lisibilité du résultat d'exploitation courant,*
- *certaines charges liées à des sinistres d'importance majeure ou à des litiges dont la nature n'est pas directement liée à l'exploitation courante,*
- *les frais liés à la scission des Activités Arkema.*

• ***Résultat d'exploitation courant** : il est obtenu par différence entre le résultat d'exploitation et les autres charges et produits définis précédemment.*

• ***EBITDA** : il correspond au résultat d'exploitation courant augmenté des dotations aux amortissements courants comptabilisées dans le résultat d'exploitation courant (anciennement appelé EBITDA courant).*

• ***Le résultat net courant** : il correspond au résultat net part du groupe corrigé des éléments non-récurrents après prise en compte de l'estimation de l'impact fiscal de ces éléments et du résultat net des activités abandonnées.*

• ***Besoin en fonds de roulement** : il s'agit de la différence entre les valeurs d'exploitation, les créances clients et comptes rattachés, les autres créances, les créances d'impôt d'une part et les dettes fournisseurs et comptes rattachés, les autres créditeurs ainsi que les dettes diverses et les dettes d'impôt sur les sociétés d'autre part.*

• ***Capitaux employés** : les capitaux employés sont obtenus par l'addition des valeurs comptables (nettes) des immobilisations incorporelles et corporelles, des titres des sociétés mises en équivalence, des autres titres de participation, des autres actifs non courants (à l'exception des impôts différés actifs) et du besoin en fonds de roulement.*

• ***Endettement net** : il s'agit de la différence entre les emprunts et dettes financières à long et à court terme et la trésorerie et équivalents de trésorerie.*

Acteur de la chimie mondiale, Arkema regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros en 2006. Avec ses 6 centres de recherche en France, aux Etats-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.

Comptes ARKEMA

Comptes consolidés du 1er semestre 2007

COMPTE DE RESULTAT

(En millions d'euros)	2ème Trimestre 2006 Consolidé	1er Semestre 2006 Consolidé *(audité)*	2ème Trimestre 2007 Consolidé	1er Semestre 2007 Consolidé *(audité)*
Chiffre d'affaires	1 467	2 954	1 489	2 977
Coûts et Charges d'exploitation	(1 242)	(2 531)	(1 250)	(2 520)
Frais de R&D	(41)	(83)	(38)	(76)
Frais administratifs et commerciaux	(116)	(216)	(104)	(204)
Résultat d'exploitation courant	**66**	**124**	**97**	**177**
Autres Charges et produits	(18)	(40)	(53)	(79)
Résultat d'exploitation	**50**	**84**	**44**	**98**
Résultats SME	-	-	2	1
Coût de la dette	(2)	(5)	(5)	(9)
Impôt	(24)	(49)	(18)	(40)
Résultat net des activités poursuivies	**24**	**30**	**23**	**50**
Résultat net des activités abandonnées	**5**	**8**	**0**	**18**
Résultat net	**29**	**38**	**23**	**68**
Intérêt des minoritaires	1	1	0	1
Résultat net - Part du groupe	**28**	**37**	**23**	**67**
Résultat net par action (montant en euros)	*0,46*	*0,61*	*0,38*	*1,11*
Résultat net dilué par action (montant en euros)	*0,46*	*0,61*	*0,38*	*1,10*
Amortissement courant	(54)	(110)	(53)	(107)
EBITDA courant	122	234	150	284

BILAN

(En millions d'euros)	31.12.2006 Consolidé *(audité)*	30.06.2007 Consolidé *(audité)*
ACTIF		
Immobilisations incorporelles, valeur nette	236	228
Immobilisations corporelles, valeur nette	1 376	1 353
Sociétés mises en équivalence : titres et prêts	104	102
Autres titres de participation	21	21
Impôts différés actifs	36	34
Autres actifs non courants	121	111
TOTAL ACTIF NON COURANT	**1 894**	**1 849**
Valeurs d'exploitation	1 036	962
Clients et comptes rattachés	1 011	1 179
Autres créances	202	205
Impôts sur les sociétés - créances	36	35
Trésorerie et équivalents de trésorerie	171	68
Total des actifs des activités abandonnées	144	-
TOTAL ACTIF COURANT	**2 600**	**2 449**
TOTAL ACTIF	**4 494**	**4 298**
PASSIF		
Capital	605	605
Primes et réserves	1 313	1 389
Ecarts de conversion	(27)	(48)
Actions autodétenues	-	-
TOTAL DES CAPITAUX PROPRES - PART DU GROUPE	**1 891**	**1 946**
Intérêts minoritaires	**15**	**20**
TOTAL DES CAPITAUX PROPRES	**1 906**	**1 966**
Impôts différés passifs	14	14
Provisions pour risques et charges et autres passifs non courants	891	908
Emprunts et dettes financières à long terme	52	48
TOTAL PASSIF NON COURANT	**957**	**970**
Fournisseurs et comptes rattachés	791	743
Autres créditeurs et dettes diverses	314	371
Impôts sur les sociétés - dettes	14	30
Emprunts et dettes financières à court terme	443	218
Total des passifs des activités abandonnées	69	-
TOTAL PASSIF COURANT	**1 631**	**1 362**
TOTAL PASSIF	**4 494**	**4 298**

TABLEAU DE FLUX DE TRESORERIE

(En millions d'euros)	Fin juin 2006 Consolidé *(audité)*	Fin juin 2007 Consolidé *(audité)*
	Cerexagri Inclus	**Hors Cerexagri**
Flux de trésorerie d'exploitation		
Résultat net	38	68
Amortissements et provisions pour dépréciation d'actif	111	127
Autres provisions et impôts différés	(33)	29
Profit/Pertes sur Cession d'Actifs long terme	(3)	(56)
Dividendes moins résultat des sociétés mises en équivalence	-	(1)
Variation Besoin en Fonds de Roulement (BFR)	(128)	(78)
Autres variations		4
Flux de Trésorerie provenant de l'Exploitation	**(15)**	**93**
Flux de trésorerie d'investissement		
Investissements incorporels et corporels	(134)	(108)
Coût d'acquisition des titres net de la trésorerie acquise	-	-
Coût d'acquisition des titres de participation	-	(5)
Augmentation des Prêts	(30)	(4)
Investissements	**(164)**	**(117)**
Produits de cession d'actifs corporels et incorporels	1	35
Produits de cession de titres, net de la trésorerie cédée	-	106
Produit de cession de titres de participation	9	
Remboursement de prêts long terme	20	15
Désinvestissements	**30**	**156**
Flux de trésorerie provenant des Investissements nets	**(134)**	**39**
Flux de trésorerie de financement		
Actionnaires de la société mère	-	-
Variation de capital et autres fonds propres	532	5
Dividendes payés aux actionnaires	-	-
Dividendes minoritaires	(1)	
Augmentation/ Diminution de l'endettement long terme	(2)	(4)
Augmentation/ Diminutaion de l'endettement court terme	(371)	(225)
Flux de trésorerie provenant du Financement	**158**	**(224)**
Variation de trésorerie et équivalents de trésorerie	9	(92)
Incidence variations change et périmètre	(10)	(11)
Trésorerie et équivalents de trésorerie en début de période	67	171
Trésorerie et équivalents de trésorerie en fin de période	**66**	**68**

TABLEAU DE VARIATION DES CAPITAUX PROPRES

(audité)

En millions d'euros	Actions émises		Primes	Réserves consolidées	Ecarts de conversion	Actions autodétenues		Capitaux propres part du groupe	Intérêts minoritaires	Capitaux propres
	Nombre	Montant				Nombre	Montant			
Au 1er janvier 2007	**60 453 823**	**605**	**1 006**	**307**	**(27)**			**1 891**	**15**	**1 906**
Dividendes payés										
Résultat net				67				67	1	68
Emissions d'actions									5	5
Rachat d'actions propres										
Annulation d'actions propres										
Cessions d'actions propres										
Autres										
Transactions avec les actionnaires				**67**				**67**	**6**	**73**
Variations de résultat reconnues directement en capitaux propres				3				3		3
Etat des produits et charges comptabilisés				4				4		4
Variation des écarts de conversion					(21)			(21)	(1)	(22)
Autres				2				2		2
Opérations hors transactions avec les actionnaires				**9**	**(21)**			**(12)**	**(1)**	**(13)**
Au 30 juin 2007	**60 453 823**	**605**	**1 006**	**383**	**(48)**			**1 946**	**20**	**1 966**

INFORMATIONS PAR SECTEUR

(En millions d'euros)	2ème trimestre 2006				
	Produits Vinyliques	Chimie Industrielle	Produits de Performance	Corporate	Total Groupe
Chiffre d'affaires hors groupe	349	657	460	1	1 467
Chiffre d'affaires inter secteurs	19	45	4	-	
Chiffre d'affaire total	**368**	**701**	**464**	**1**	
Résultat d'exploitation courant	**10**	**53**	**21**	**(16)**	**68**
Autres charges et produits	**(5)**	**-**	**-**	**(13)**	**(18)**
Résultat d'exploitation	**5**	**53**	**21**	**(29)**	**50**
Résultats des filiales consolidées par MEE	(0)	0	0	-	0
Amortissements courants	(4)	(28)	(22)	-	(54)
Résultat des dépréciations	-	-	-	-	-
Provisions	13	1	(3)	11	22
EBITDA courant	**14**	**81**	**43**	**(16)**	**122**
Investissements incorporels et corporels bruts	**26**	**33**	**20**	**1**	**80**

(En millions d'euros)	2ème trimestre 2007				
	Produits Vinyliques	Chimie Industrielle	Produits de Performance	Corporate	Total Groupe
Chiffre d'affaires hors groupe	376	658	453	2	1 489
Chiffre d'affaires inter secteurs	12	40	5	-	
Chiffre d'affaire total	**388**	**698**	**458**	**2**	
Résultat d'exploitation courant	**27**	**56**	**28**	**(14)**	**97**
Autres charges et produits	**6**	**(35)**	**(22)**	**(1)**	**(52)**
Résultat d'exploitation	**33**	**21**	**6**	**(15)**	**45**
Résultats des filiales consolidées par MEE	2	(0)	0	-	2
Amortissements courants	(6)	(25)	(22)	-	(53)
Résultat des dépréciations	-	-	-	-	
Provisions	4	(20)	(5)	17	(4)
EBITDA courant	**33**	**81**	**50**	**(14)**	**150**
Investissements incorporels et corporels bruts	**19**	**17**	**23**	**2**	**61**

INFORMATIONS PAR SECTEUR

(En millions d'euros)	1er semestre 2006				
	Produits Vinyliques	**Chimie Industrielle**	**Produits de Performance**	**Corporate**	**Total Groupe**
Chiffre d'affaires hors groupe	710	1 318	923	3	2 954
Chiffre d'affaires inter secteurs	40	92	8	-	
Chiffre d'affaire total	**750**	**1 410**	**931**	**3**	
Résultat d'exploitation courant	**17**	**104**	**39**	**(36)**	**124**
Autres charges et produits	**(5)**	**-**	**(23)**	**(12)**	**(40)**
Résultat d'exploitation	**12**	**104**	**16**	**(48)**	**84**
Résultats des filiales consolidées par MEE	(0)	0	0	-	(0)
Amortissements courants	(8)	(57)	(44)	(1)	(110)
Résultat des dépréciations	-	-	-	-	-
Provisions	14	(3)	(32)	36	15
EBITDA courant	**25**	**161**	**83**	**(35)**	**234**
Investissements incorporels et corporels bruts	**37**	**57**	**38**	**2**	**134**

(En millions d'euros)	1er semestre 2007				
	Produits Vinyliques	**Chimie Industrielle**	**Produits de Performance**	**Corporate**	**Total Groupe**
Chiffre d'affaires hors groupe	750	1 308	916	3	2 977
Chiffre d'affaires inter secteurs	31	80	10	-	
Chiffre d'affaire total	**781**	**1 388**	**926**	**3**	
Résultat d'exploitation courant	**49**	**96**	**61**	**(29)**	**177**
Autres charges et produits	**(4)**	**(51)**	**(22)**	**(2)**	**(79)**
Résultat d'exploitation	**45**	**45**	**39**	**(31)**	**98**
Résultats des filiales consolidées par MEE	1	(0)	0	-	1
Amortissements courants	(12)	(51)	(43)	(1)	(107)
Résultat des dépréciations	-	-	-	-	-
Provisions	(3)	(38)	(12)	24	(29)
EBITDA courant	**61**	**147**	**104**	**(28)**	**284**
Investissements incorporels et corporels bruts	**32**	**36**	**38**	**2**	**108**

END